                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.    1     )*
                                          ---------

                      FIRST AMERICAN HEALTH CONCEPTS, INC.
           --------------------------------------------------------
                                (Name of Issuer)

                            COMMON STOCK, NO PAR VALUE
           --------------------------------------------------------
                          (Title of Class of Securities)

                                  31852-M-10-5
           --------------------------------------------------------
                                 (CUSIP Number)

           Robert J. Delsol, Pacific Steel Casting Company, 1425 Leimert Boulevard, Suite 400, Oakland, California CA 94602 Tel: (510) 428-0300
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  June 30, 1998
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                              Page 1 of  10 Pages
                                        ---

CUSIP No. 31852-M-10-5                13D                 Page  2  of  10 Pages
          ------------                                         ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     PACIFIC STEEL CASTING COMPANY 94-1067684
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     W/C, 00
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)  X
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     California
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power   390,722  12.99%
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power        -0-
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power   390,722  12.99%
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power        -0-
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     749,284   24.9%
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     24.9%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!


INSTRUCTIONS FOR COVER PAGE

(1) NAMES AND I.R.S. IDENTIFICATION NUMBERS OF REPORTING PERSONS--Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(l) in which case it may not be necessary to check row 2(b)].

(3)  The 3rd row is for SEC internal use; please leave blank.

CUSIP No. 31852-M-10-5                13D                 Page  3  of  10 Pages
          ------------                                         ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     PACIFIC STEEL CASTING PROFIT SHARING PLAN 94-6052192
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     W/C, 00
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     California
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power        105,704  3.5%
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power        105,704  3.5%
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     749,284   24.9%
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     24.9%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     EP
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!


INSTRUCTIONS FOR COVER PAGE

(1) NAMES AND I.R.S. IDENTIFICATION NUMBERS OF REPORTING PERSONS--Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(l) in which case it may not be necessary to check row 2(b)].

(3)  The 3rd row is for SEC internal use; please leave blank.

CUSIP No. 31852-M-10-5                13D                 Page  4  of  10 Pages
          ------------                                         ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     PACIFIC STEEL CASTING PENSION PLAN 94-6270646
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     W/C, 00
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     California
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power        151,086  5.02%
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power        151,086  5.02%
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     749,284   24.9%
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     24.9%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     EP
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!


INSTRUCTIONS FOR COVER PAGE

(1) NAMES AND I.R.S. IDENTIFICATION NUMBERS OF REPORTING PERSONS--Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(l) in which case it may not be necessary to check row 2(b)].

(3)  The 3rd row is for SEC internal use; please leave blank.

CUSIP No. 31852-M-10-5                13D                 Page  5  of  10 Pages
          ------------                                         ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     TRI-PACIFIC, INC.  94-2581249
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     W/C
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)  Not applicable
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     California
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power     12,000   .39%
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power     12,000   .39%
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     749,284   24.9%
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     24.9%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     HC
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!


INSTRUCTIONS FOR COVER PAGE

(1) NAMES AND I.R.S. IDENTIFICATION NUMBERS OF REPORTING PERSONS--Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(l) in which case it may not be necessary to check row 2(b)].

(3)  The 3rd row is for SEC internal use; please leave blank.

CUSIP No. 31752-M-10-5                13D                 Page  6  of  10 Pages
          ------------                                         ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     ROBERT DELSOL  ###-##-####
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     W/C, 00
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)  Not applicable
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     California
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power    20,000 (options)  .66%
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power   729,284
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power    20,000 (options)  .66%
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power   729,284
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     749,284   24.9%
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     24.9%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!


INSTRUCTIONS FOR COVER PAGE

(1) NAMES AND I.R.S. IDENTIFICATION NUMBERS OF REPORTING PERSONS--Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(l) in which case it may not be necessary to check row 2(b)].

(3)  The 3rd row is for SEC internal use; please leave blank.

                                                          Page  7  of  10 Pages
                                                               ---    ---

ITEM 1.  SECURITY AND ISSUER.

     This statement relates to the common stock (no par value) of:

         First American Health Concepts, Inc.
         7776 S. Pointe Parkway West, Suite 150
         Phoenix, Arizona 85044-5424

ITEM 2.  IDENTITY AND BACKGROUND.

     Information regarding the persons filing this statement is as follows:

     (1)  Pacific Steel Casting Company
          1333 Second Street
          Berkeley, CA 94710

     Pacific Steel Casting Company is a California corporation and is a producer of carbon, lo-alloy and casteel products.

     (2) The Pacific Steel Casting Profit Sharing Plan and the Pacific Steel Casting Pension Plan are employee benefit and pension plans for employees of Pacific Steel Casting Company.

     (3) (a) Robert J. Delsol
         (b) Residence address: 12 Marlin Cove,
             Oakland, CA 94618

             Business address: Alpha Capital Company, 1425 Leimert Boulevard, Suite 400, Oakland, CA 94602

         (c) Mr. Delsol is President and Chief Executive Officer of Pacific Steel Casting Company and is trustee of the Pacific Steel
             Casting Company Profit Sharing Plan and Pension Plan. Mr. Delsol also is President, a shareholder and a director of Alpha Capital Company, 1425 Leimert Boulevard, Suite 400, Oakland, CA 94602, and a director of First American Health Concepts, Inc. Mr. Delsol also is President of Tri-Pacific, Inc.

         (d) and (e)   During the last five (5) years, neither Pacific Steel
             Casting Company, the Pacific Steel Profit Sharing Plan, the Pacific Steel Pension Plan, Tri-Pacific, Inc., Alpha Capital Company nor Robert J. Delsol have been convicted in any criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction in which any of them was subject to any judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state

                                                          Page  8  of  10 Pages
                                                               ---    ---

             securities laws or finding any violation with respect to such laws.

     (4) TRI-PACIFIC, INC.

         Tri-Pacific is a California corporation and is a holding company.
         Its subsidiaries are: Pacific Steel Casting Company and Alpha Capital Company.

         (f) Mr. Delsol is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     - Alpha Capital owns directly 46,515 shares of First American common stock. Its cost basis for these shares was $196,796. These purchases were made from Alpha Capital's working capital.

     - Pacific Steel Casting Company owns directly 390,722 shares of First American common stock. The cost basis for these shares was $1,680,000. The funds for this purchase came from the working capital of Pacific Steel Casting.

     - The Pacific Steel Casting Company Pension Plan owns 151,086 shares of First American common stock. The cost basis for these shares was $653,472. The funds for this purchase came from the capital of the Pacific Steel Casting Company Pension Plan.

     - The Pacific Steel Casting Company Profit Sharing Plan owns 105,704 shares of First American common stock. The cost basis for these shares was $493,229. The funds for this purchase came from the capital of the Pacific Steel Casting Company Profit Sharing Plan.

     - Piece of the Pebble, a partnership, owns 23,257 shares of First American common stock. The cost basis for these shares was $100,000. Mr. Delsol is a general partner of Piece of the Pebble.

     - Tri-Pacific, Inc. owns 12,000 shares of First American common stock. The cost basis for these shares was $54,850. The funds for this purchase came from the working capital of Tri-Pacific, Inc.

ITEM 4.  PURPOSE OF TRANSACTION.

     Pacific Steel Casting Company, Pacific Steel Casting Company Pension Plan, Pacific Steel Casting Company Profit Sharing Plan, Robert Delsol, Piece of the Pebble, Alpha Capital Company and Tri-Pacific, Inc. have purchased the First American common stock

                                                          Page  9  of  10 Pages
                                                               ---    ---

reported herein as an investment. None of them has any plans at present to change the operations, business, capitalization or corporate structure of First Amerian Health Concepts. Although these persons have no such plans at present, they may, at a later date, decide to acquire additional shares of First American common stock or dispose of part or all of their present holdings in the open market transactions or private sales to third parties.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Robert J. Delsol owns 75% of Tri-Pacific, Inc., a holding company. Tri-Pacific in turn owns 82% of Pacific Steel Casting Company and 100% of Alpha Capital Company. Mr. Delsol is President and Chief Executive Officer of Pacific Steel Casting and trustee of the Pacific Steel Casting Pension Plan and the Pacific Steel Casting Profit Sharing Plan. He also is President and a director of Alpha Capital Company and a director of First American.

     Mr. Delsol beneficially owns, directly or indirectly, the following common stock of First American Health Concepts:

     - 46,515 shares (1.5%) owned by Alpha Capital.

     - 390,722 shares (12.99%) owned by Pacific Steel Casting Company.

     - 151,086 shares (5.02%) owned by the Pacific Steel Casting Company Pension Plan.

     - 105,704 shares (3.5%) owned by the Pacific Steel Casting Company Profit Sharing Plan.

     - 23,257 shares (.8%) owned by Piece of the Pebble, a limited partnership.

     - 12,000 shares (.6%) owned by Tri-Pacific, Inc.

     Mr. Delsol has sole voting and sole dispositive authority with respect to the above shares. Mr. Delsol also has sole dispositive authority with respect to options on 20,000 shares of First American common stock.

     During the past 60 days there have been the following transactions in First American Health Concepts common stock: On June 10, 1998, the Pacific Steel Casting Pension Plan purchased 2,000 shares at $4.00 per share and it purchased an additional 3,000 shares at $4.00 per share on June 29, 1998.

ITEM 6. CONTRACT, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     None to report.

                                                          Page  10 of  10 Pages
                                                               ---    ---

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     None.


                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 8, 1998

/s/ Robert Delsol
----------------------
Robert Delsol
Pacific Steel Casting Company